As filed with the Securities and Exchange Commission on January 19, 2005

Registration No. 333-56360

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 3

TO

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INSPIRE PHARMACEUTICALS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	04-3209022
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No. )

4222 Emperor Boulevard, Suite 200

Durham, North Carolina 27703-8466

(Address of Principal Executive Offices)

Amended and Restated 1995 Stock Plan, as amended

(Full Title of the Plan)

Barry G. Pea, Executive Vice President and General Counsel

Inspire Pharmaceuticals, Inc.

4222 Emperor Boulevard, Suite 200

Durham, North Carolina 27703-8466

(919) 941-9777

(Name and Address and Telephone of Agent For Service)

Copies to:

Edward P. Bromley III, Esq.

Reed Smith LLP

136 Main Street - Suite 250

Princeton, New Jersey 08543-7839

(609) 987-0050

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common stock, $0.001 par value	750,000	$14.08	$10,560,000	$1,242.92

(1)	In addition, pursuant to Rule 416(c) under the Securities Act of 1933, as amended, this registration statement also covers an indeterminate amount of interests to be offered or sold pursuant to the Amended and Restated 1995 Stock Plan, as amended, described herein.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, based upon the average of the high and low price as reported on The NASDAQ National Market on January 14, 2005.

PART I

STATEMENT UNDER GENERAL INSTRUCTION E

REGISTRATION OF ADDITIONAL SECURITIES

The registrant previously filed a registration statement on Form S-8 with the Securities and Exchange Commission on February 28, 2001 (File No. 333-56360) in connection with the registration of 3,004,220 shares of common stock, par value $0.001 per share, of Inspire Pharmaceuticals, Inc. under its Amended and Restated 1995 Stock Plan, as amended. The registrant also filed a post effective amendment to the registration statement on December 23, 2002 to register an additional 3,000,000 shares of its common stock under such plan. The registrant filed a second post-effective amendment to the registration statement on April 4, 2004, which included a reoffer prospectus related to certain shares to be reoffered thereunder.

Pursuant to General Instruction E to Form S-8, this registration statement is filed by the registrant solely to register an additional 750,000 shares of its common stock (plus an indeterminate number of interests pursuant to Rule 416(a) of the Securities Act) issuable pursuant to the plan. Pursuant to General Instruction E, and unless otherwise noted herein, this registration statement incorporates by reference the contents of the previous Form S-8 and amendments thereto, including all exhibits thereto and all periodic reports that the registrant filed after the initial Form S-8 or any amendment thereto, or will file after this registration statement, to maintain current information about the registrant.

This registration statement contains two parts. The first part contains a reoffer prospectus prepared in accordance with Instruction C of the General Instructions to Form S-8 which covers the reoffer and resale of shares of the common stock issued or to be issued pursuant to the plan. The reoffer prospectus may be used for reoffers or resales, made on a delayed or continuous basis, as provided by Rule 415, of shares of common stock that have been issued or will be issued to certain named executive officers and directors under the plan. The second part contains information required to be included in Part II of a post-effective amendment to registration statement on Form S-8. In accord with the Note to Part I of the Form S-8, information regarding the plan will be delivered to each participant in the plan and does not need to be filed with the Securities and Exchange Commission.

REOFFER PROSPECTUS

2,206,445 Shares of Common Stock

Inspire Pharmaceuticals, Inc.

The shares of common stock of Inspire Pharmaceuticals, Inc. (“Inspire”) covered by this reoffer prospectus, may be offered and sold to the public by certain selling security holders of Inspire. The selling security holders have acquired or may acquire the shares registered hereunder through their exercise of stock options granted to them under Inspire’s Amended and Restated 1995 Stock Plan, as amended.

Our common stock is quoted on the Nasdaq National Market under the symbol “ISPH.” On January 14, 2005, the closing price of a share of our common stock on the Nasdaq National Market was $14.12 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this reoffer prospectus is January 19, 2005.

The mailing address and telephone number of our principal executive offices is 4222 Emperor Boulevard, Suite 200, Durham, North Carolina, 22703-8466 and (919) 941-9777.

You should rely only on the information contained in this reoffer prospectus or any supplement, including the documents that we incorporate by reference. We have not authorized anyone to provide you with information different from that which is contained in or incorporated by reference to this reoffer prospectus. The shares of common stock are being offered and sold only in jurisdictions where offers and sales are permitted. The information contained in this reoffer prospectus is accurate only as of the date of this reoffer prospectus, regardless of the time of delivery of this reoffer prospectus or of any sale of the common stock.

FORWARD LOOKING INFORMATION

This reoffer prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to the “safe harbor” created by those sections. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “believe,” “expect,” “future” and “intend” and similar expressions to identify forward-looking statements. There are a number of important factors that could cause our actual results to differ materially from those indicated by any forward-looking statements, including, without limitation, the risk factors listed below and other factors presented throughout this reoffer prospectus and any other documents filed by us with the Securities and Exchange Commission.

INSPIRE PHARMACEUTICALS, INC.

Below is an overview of Inspire Pharmaceuticals, Inc. This overview does not contain all of the information that we have included in this reoffer prospectus or that is incorporated by reference in this reoffer prospectus. You should read the following overview along with the more detailed information included herein or incorporated by reference in this reoffer prospectus, including risk factors regarding our business.

We are a biopharmaceutical company dedicated to the discovery, development and commercialization of prescription pharmaceutical products for the treatment of various diseases with significant unmet medical needs. Our core area of expertise relates to the class of nucleotide receptors, known as P2, which we believe are important drug targets in various therapeutic areas, including ophthalmology, respiratory disease, cardiovascular disease and pain. Our primary focus is in the ophthalmic and respiratory therapeutic areas where we have significant expertise. Our ophthalmic products and product candidates are currently focused in the allergic conjunctivitis, dry eye disease and retinal disease therapeutic areas. We are also working on a product candidate for the treatment of respiratory complications of cystic fibrosis. Our portfolio of products and product candidates include:

PRODUCTS AND PRODUCT CANDIDATES	COLLABORATIVE PARTNER	THERAPEUTIC AREA/ INDICATION	CURRENT STATUS

PRODUCTS

ElestatTM	Allergan	Allergic conjunctivitis	Approved by the FDA October 2003; Co-promoting in the United States

Restasis®	Allergan	Dry eye disease	Approved by the FDA December 2002; Co-promoting in the United States

PRODUCT CANDIDATES

diquafosol tetrasodium (INS365 Ophthalmic)	Allergan and Santen Pharmaceutical	Dry eye disease	NDA filed, Approvable letter received December 2003, Confirmatory Phase 3 ongoing

INS37217 Respiratory (denufosol tetrasodium)	Cystic Fibrosis Foundation Therapeutics	Cystic fibrosis	Phase 2

INS37217 Ophthalmic (denufosol tetrasodium)	None	Retinal disease	Phase 2

INS50589 Cardiovascular	None	Cardiovascular diseases	Phase 1

We have acquired the rights to market ElestatTM and Restasis® in the United States under co-promotion agreements with Allergan, Inc., or Allergan, and we receive revenue payments based upon net sales of these products. In January 2004, we completed hiring and training of our specialty sales force, at which time we began co-promoting Restasis®. In February 2004, we launched ElestatTM for the treatment of allergic conjunctivitis.

We have product candidates in various stages of clinical and preclinical development. All of our product candidates in clinical trials are based on proprietary technology relating to P2 receptors. We have begun to apply our expertise to other applications of P2 receptor subtypes as well as advancing several non-P2Y2 programs.

We were incorporated in October 1993 and commenced operations in March 1995 following our first substantial financing and licensing of the initial technology from The University of North Carolina at Chapel Hill, or UNC. Since that time, we have been engaged in the discovery and development of prescription pharmaceutical products, and more recently, in the co-promotion of products. We are located in Durham, North Carolina, adjacent to the Research Triangle Park.

RISK FACTORS

An investment in the shares of our common stock involves a substantial risk of loss. You should carefully read this entire reoffer prospectus and should give particular attention to the following risk factors. You should recognize that other significant risks may arise in the future, which we cannot foresee at this time. Also, the risks that we now foresee might affect us to a greater or different degree than expected. There are a number of important factors that could cause our actual results to differ materially from those indicated by any forward-looking statements in this document. These factors include, without limitation, the risk factors listed below and other factors presented throughout this document and any other documents filed by us with the Securities and Exchange Commission.

If the U.S. Food and Drug Administration does not conclude that our product candidates meet statutory requirements for safety and efficacy, we will be unable to obtain regulatory approval for marketing in the United States, and if foreign governments do not conclude that our product candidates meet their requirements for marketing, we will be unable to sell those product candidates in those foreign markets.

To achieve profitable operations, we must, alone or with others, successfully identify, develop, introduce and market proprietary products. We have not received marketing approval for any of our product candidates, although we are co-promoting two products with Allergan, and have one product candidate, diquafosol for dry eye disease, under review by the U.S. Food and Drug Administration, or FDA, for commercial approval. Although our New Drug Application, or NDA, has been accepted and we have received an approvable letter for diquafosol, the FDA has informed us that an additional clinical trial must be conducted to replicate the efficacy that was demonstrated by an earlier clinical trial. In response to this letter, and following a meeting with the FDA, we began a confirmatory Phase 3 clinical trial of diquafosol in June 2004, and we have completed enrollment of the clinical trial. We expect to have the results analyzed from the clinical trial by March 31, 2005. If the results of this confirmatory Phase 3 clinical trial are positive, we expect to file an amendment to our diquafosol NDA with the FDA by the middle of 2005. There is no guarantee that this trial will be successful or that the FDA will approve diquafosol and allow us to begin selling it in the United States. Even if we do receive FDA approval for diquafosol, we and Allergan may not be able to successfully commercialize diquafosol in the United States. We have not applied for marketing approval of diquafosol in any other jurisdiction.

A substantial amount of work will be required to advance our early stage and preclinical product candidates to clinical testing. Some of the candidates may not advance to clinical development. We will have to conduct significant additional development activities and non-clinical and clinical tests, and obtain regulatory approval before our product candidates can be commercialized. Product candidates that may appear to be promising at early stages of development may not successfully reach the market for a number of reasons. The results of preclinical and initial clinical testing of our product candidates under development may not necessarily indicate the results that will be obtained from later or more extensive testing. Companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier clinical trials. Our ongoing clinical trials might be delayed or halted for various reasons, including:

•	The drug is not effective, or physicians think that the drug is not effective;

•	The drug effect is not statistically significant compared to placebo;

•	Patients experience severe side effects during treatment;

•	Patients die during the clinical trial because their disease is too advanced or because they experience medical problems that may or may not relate to the drug being studied;

•	Patients do not enroll in the clinical trials at the rate we expect;

•	We decide to modify the drug during testing; or

•	We allocate our limited financial and other resources to other clinical programs.

The introduction of our products in foreign markets will subject us to foreign regulatory clearances, the receipt of which may be unpredictable and uncertain, and which may impose substantial additional costs and burdens which we or our partners in such foreign markets may be unwilling or unable to pay. As with the FDA, foreign regulatory authorities must be satisfied that adequate evidence of safety, quality, and efficacy of the product has been presented before marketing authorization is granted. The foreign regulatory approval process includes all of the risks associated with obtaining FDA marketing approval. Approval by the FDA does not ensure approval by other regulatory authorities.

Failure to successfully market and commercialize Restasis® and Elestat™ will limit our revenues.

Allergan launched Restasis® in the United States in April 2003 and we began receiving co-promotion revenue from Allergan on the net sales of Restasis® beginning in April 2004. Allergan is primarily responsible for marketing and commercializing Restasis®. Our agreement with Allergan provides, and we have exercised, the right to co-promote Restasis® in the United States.

In February 2004, we launched Elestat™ in the United States. Our agreement with Allergan provides that we will have the primary responsibility for selling, promotional and marketing activities related to Elestat™ in the United States. We are required to pay the costs in relation to such activities.

Until our launch of Elestat™ and co-promotion of Restasis®, we had never been involved in the promotion or co-promotion of a product. The commercial success of both Restasis® and Elestat™ will largely depend on the acceptance by eye care professionals, allergists and patients, the launch into other major pharmaceutical markets, ongoing promotional activities, a knowledgeable sales force and adequate market penetration.

Revenues in future periods could vary significantly and may not cover our operating expenses.

We recognize revenue from product co-promotion based on net sales for ElestatTM and Restasis® as defined in the co-promotion agreements, and as reported to us by our collaborative partner, Allergan. Accordingly, our co-promotion revenue is based upon Allergan’s revenue recognition policy, other accounting policies and the underlying terms of our co-promotion agreements. We recognize milestone revenue under our collaborative research and development agreements when we have performed services under such agreements or when we or our collaborative partner has met a contractual milestone triggering a payment to us. We recognize milestone payments as revenues ratably over the period of our research and development commitment. This period is based on estimates by management and the progress towards milestones in our collaborative agreements. The estimate is subject to revision as our development efforts progress and we gain knowledge regarding required additional development. Revisions in the commitment period are made in the period that the facts related to the change first become known. Additionally, our revenues may fluctuate from period to period due in part to:

•	Fluctuations in sales of Elestat™, Restasis® and other future licensed or co-promoted products due to competition, manufacturing difficulties, seasonality, or other factors that affect the sales of a product;

•	The timing of approvals, if any, for future products;

•	The progress toward and the achievement of developmental milestones by us or our partners;

•	Fluctuations in foreign currency exchange rates;

•	The initiation of new contractual arrangements with other companies;

•	The failure or refusal of a collaborative partner to pay royalties; or

•	The expiration or invalidation of our patents or licensed intellectual property.

Failure to adequately market and commercialize diquafosol, if approved by the FDA, will limit our revenues.

Although we plan to co-promote our diquafosol product candidate in the event we receive approval from the FDA, Allergan is primarily responsible for marketing diquafosol in the United States and other major, ex-Asia pharmaceutical markets in the event the FDA, or foreign regulatory authorities, approves such product candidate. If approved by the FDA and other applicable regulatory authorities, the commercial success of diquafosol will largely depend on the scope of the launch into the United States and other major pharmaceutical markets, acceptance by patients and eye care professionals and allergists, ongoing promotional activities, a knowledgeable sales force and adequate market penetration. If diquafosol is not successfully commercialized, our revenues will be adversely affected.

We cannot sell Restasis®, Elestat™ or any of our product candidates if governmental approvals are not obtained and maintained.

Pharmaceutical companies are subject to heavy regulation by a number of national, state and local agencies, including the FDA. Failure to comply with applicable regulatory requirements could, among other things, result in fines, suspensions of regulatory approvals of products, product recalls, delays in product distribution, marketing and sale, and civil or criminal sanctions.

The manufacturing and marketing of drugs, including our products, are subject to continuing FDA and foreign regulatory review, and later discovery of previously unknown problems with a product, manufacturing process or facility may result in restrictions, including withdrawal of the product from the market. The FDA is permitted to revisit and change its prior determinations and it may change its position with regard to the safety or effectiveness of our products. The FDA is authorized to impose post-marketing requirements such as:

•	testing and surveillance to monitor the product and its continued compliance with regulatory requirements;

•	submitting products for inspection and, if any inspection reveals that the product is not in compliance, the prohibition of the sale of all products from the same lot;

•	suspending manufacturing;

•	recalling products; and

•	withdrawing marketing approval.

Even before any formal regulatory action, we, or our collaborative partners, could voluntarily decide to cease distribution and sale or recall any of our products if concerns about safety or effectiveness develop.

In its regulation of advertising, the FDA from time to time issues correspondence to pharmaceutical companies alleging that some advertising or promotional practices are false, misleading or deceptive. The FDA has the power to impose a wide array of sanctions on companies for such advertising practices, and if we were to receive correspondence from the FDA alleging these practices we might be required to:

•	incur substantial expenses, including fines, penalties, legal fees and costs to comply with the FDA’s requirements;

•	change our methods of marketing and selling products;

•	take FDA-mandated corrective action, which could include placing advertisements or sending letters to physicians rescinding previous advertisements or promotion; or

•	disrupt the distribution of products and stop sales until we are in compliance with the FDA’s position.

In recent years, various legislative proposals have been offered in Congress and in some state legislatures that include major changes in the health care system. These proposals have included price or patient reimbursement constraints on medicines and restrictions on access to certain products. We cannot predict the outcome of such initiatives, and it is difficult to predict the future impact of the broad and expanding legislative and regulatory requirements affecting us.

If Elestat™ and, to a lesser extent, Restasis® do not gain and sustain market acceptance, our revenues may not be predictable and may not cover our operating expenses.

Our future revenues will depend, in part, upon the acceptance of Elestat™ and, to a lesser extent, Restasis® by eye-care professionals, allergists and patients. Factors that could affect the acceptance of Elestat™ and Restasis® include:

•	Satisfaction with existing alternative therapies;

•	Regulatory approval in other jurisdictions;

•	Perceived efficacy relative to other available therapies;

•	Effectiveness of our sales and marketing efforts;

•	Effectiveness of Allergan’s sales and marketing efforts;

•	Cost of treatment;

•	Marketing and sales activities of competitors;

•	Pricing and availability of alternative products;

•	Shifts in the medical community to new treatment paradigms or standards of care;

•	Relative convenience and ease of administration; and

•	Prevalence and severity of adverse side effects.

We cannot predict the potential long-term patient acceptance of, or the effects of competition and managed health care on, sales of either product.

Failure to adequately control compliance with all applicable regulations may adversely affect our business.

There are extensive state, federal and foreign regulations applicable to public pharmaceutical companies engaged in the discovery, development and commercialization of medicinal products. There are laws that govern areas including financial controls, testing, manufacturing, labeling, safety, packaging, shipping, distribution and promotion of pharmaceuticals. While we have implemented corporate quality, ethics and compliance programs based on current best practices, we cannot guarantee against all possible transgressions. The potential ramifications are far-reaching if there are areas identified as out of compliance by regulatory agencies including, but not limited to, significant financial penalties, manufacturing and clinical trial consent decrees, commercialization restrictions or other restrictions and litigation.

Since our clinical candidates utilize a new mechanism of action and in some cases there are no regulatory precedents, conducting clinical trials and obtaining regulatory approval may be difficult, expensive and prolonged, which would delay any marketing of our products.

To complete successful clinical trials, our candidates must meet the criteria established for clinical endpoints, which we establish in the clinical trial. Generally, we will establish these endpoints in consultation with the FDA, and other regulatory authorities, following their clinical trial design guidelines on the efficacy, safety and tolerability measures required for approval of products. However, since our product candidates are based on our novel receptor technology, and some of the diseases we are researching do not have products that have been approved by the FDA, the FDA may not have established guidelines for the design of our clinical trials and may take longer than average to consider our product candidates for approval. The FDA could change its view on clinical trial design and establishment of appropriate standards for efficacy, safety and tolerability and require a change in clinical trial design, additional data or even further clinical trials before granting approval of our product candidates. We could encounter delays and increased expenses in our clinical trials if the FDA determines that the endpoints established for a clinical trial do not predict a clinical benefit. To the best of our knowledge, no P2Y2 products have received marketing approval from the FDA.

After initial regulatory approval, the FDA continues to review a marketed product and its manufacturer. They may require us or our partners to conduct long-term safety studies after approval. Discovery of previously unknown problems through adverse event reporting may result in restrictions on the product, including withdrawal from the market. Additionally, we and our officers and directors could be subject to civil and criminal penalties as a result of such problems.

Projected development costs are difficult to estimate and may change frequently prior to regulatory approval.

While all new compounds require standard regulated phases of testing, the actual type and scope of testing can vary significantly among different product candidates which may result in significant disparities in total costs required to complete the respective development programs.

The number and type of studies that may be required by the FDA, or other regulatory authorities, for a particular compound are based on the compound’s clinical profile compared to existing therapies for the targeted patient population. Factors that affect the costs of a clinical trial include:

•	The number of patients required to participate in clinical trials to demonstrate statistical significance for a drug’s safety and efficacy;

•	The time required to enroll the targeted number of patients in clinical trials, which may vary depending on the size and availability of the targeted patient population and the perceived benefit to the clinical trial participants; and

•	The number and type of required laboratory tests supporting clinical trials.

Other activities required before submitting a NDA include regulatory preparation for submission, biostatistical analyses, scale-up synthesis, and validation of commercial product. In addition, prior to product launch, production of a certain amount of commercial grade drug product inventory meeting FDA current Good Manufacturing Practices, or cGMPs, standards is required.

Also, ongoing development programs and associated costs are subject to frequent, significant and unpredictable changes due to a number of factors, including:

•	Data collected in preclinical or clinical trials may prompt significant changes or enhancements to an ongoing development program;

•	The FDA may direct the sponsor to change or enhance its ongoing development program based on developments in the testing of similar compounds or related compounds;

•	Unexpected regulatory requirements or interim reviews by regulatory agencies may cause delays or changes to development programs; and

•	Anticipated manufacturing costs may change significantly due to required changes in manufacturing processes, variances from anticipated manufacturing process yields or changes in the cost and/or availability of starting materials.

If we are not able to obtain sufficient additional funding to meet our expanding capital requirements, we may be forced to reduce or eliminate research programs and product development.

We have used substantial amounts of cash to fund our research and development activities. Our operating expenses exceeded $40.3 million in the nine months ended September 30, 2004, $37.4 million in the fiscal year ended December 31, 2003 and $30.3 million in the fiscal year ended December 31, 2002. We anticipate that our operating expenses in 2004 will increase from our 2003 operating expenses to provide for a new clinical trial for diquafosol and greater commercial activities. Our cash, cash equivalents and investments totaled approximately $121.0 million on September 30, 2004 and we raised an additional $42.3 million of net proceeds through an offering of common stock in November 2004. We expect that our capital and operating expenditures will continue to exceed our revenue over the next several years as we conduct our research and development activities, clinical trials and undertake commercial sales. Many factors will influence our future capital needs. These factors include:

•	The progress of our research programs;

•	The number and breadth of these research and development programs;

•	The size and scope of our marketing programs;

•	Our ability to attract collaborators for our products and establish and maintain those relationships;

•	Achievement of milestones under our existing collaborations with Allergan and Santen Pharmaceutical Co., Ltd, or Santen, and any future collaborative programs;

•	Progress by our collaborators;

•	The level of activities relating to commercialization of our products;

•	Competing technological and market developments;

•	The costs involved in enforcing patent claims and other intellectual property rights; and

•	The costs and timing of regulatory approvals.

In addition, our capital requirements will depend upon:

•	The receipt of revenue from Allergan on net sales of Elestat™ and Restasis®;

•	The receipt of milestone payments from collaborative agreements;

•	Our ability to obtain approval from the FDA for our first product candidate, diquafosol;

•	Upon any such approval, our ability together with the ability of our marketing partner, Allergan, to generate sufficient sales of diquafosol; and

•	Future potential revenue from Santen and payments from future collaborators.

In the event that we do not receive timely regulatory approvals, we may need substantial additional funds to fully develop, manufacture, market and sell all of our other potential products and support our co-promotion efforts. We may seek such additional funding through public or private equity offerings and debt financings. Additional financing may not be available when needed. If available, such financing may not be on terms favorable to us or our stockholders. Stockholders’ ownership will be diluted if we raise additional capital by issuing equity securities. If we raise funds through collaborations and licensing arrangements, we may have to give up rights to our technologies or product candidates which are involved in these future collaborations and arrangements or grant licenses on unfavorable terms. If adequate funds are not available, we would have to scale back or terminate research programs and product development and we may not be able to successfully commercialize any product candidate.

Clinical trials may take longer to complete and cost more than we expect, which would adversely affect our ability to commercialize product candidates and achieve profitability.

Clinical trials are lengthy and expensive. They require adequate supplies of drug product and sufficient patient enrollment. Patient enrollment is a function of many factors, including:

•	The size of the patient population;

•	The nature of the protocol;

•	The proximity of patients to clinical sites;

•	The eligibility criteria for the clinical trial; and

•	The perceived benefit of participating in a clinical trial.

Delays in patient enrollment can result in increased costs and longer development times. Although we started our Phase 2 clinical trial for INS37217 Ophthalmic in April 2004, enrollment in this clinical trial has progressed at a slower rate than originally anticipated. Even if we successfully complete clinical trials, we may not be able to submit any required regulatory submissions in a timely manner and we may not receive regulatory approval for the product candidate. In addition, if the FDA or foreign regulatory authorities require additional clinical trials we could face increased costs and significant development delays.

We conduct clinical trials in different countries around the world and are subject to the risks and uncertainties of doing business internationally. Disruptions in communication and transportation, changes in governmental policies, civil unrest and currency exchange rates may affect the time and costs required to complete clinical trials in other countries.

Changes in regulatory policy or new regulations could also result in delays or rejection of our applications for approval of our product candidates. Product candidates designed as “fast track” products by the FDA may not continue to qualify for expedited review. Even if some of our product candidates receive “fast track” designation, the FDA may not approve them at all or any sooner than other product candidates that do not qualify for expedited review.

Our common stock price has been highly volatile and your investment in our stock may decline in value.

The market price of our common stock has been highly volatile. These fluctuations create a greater risk of capital losses for our stockholders as compared to less volatile stocks. Factors that have caused volatility and could cause additional volatility in the market price of our common stock include among others:

•	Announcements regarding our NDA or foreign regulatory equivalent submissions;

•	Announcements made by us concerning results of our clinical trials with diquafosol, INS37217 Respiratory, INS37217 Ophthalmic, INS50589 Cardiovascular and any other product candidates;

•	Market acceptance and market share of products we co-promote;

•	Volatility in other securities including pharmaceutical and biotechnology securities;

•	Changes in government regulations;

•	Regulatory actions;

•	Changes in the development priorities of our collaborators that result in changes to, or termination of, our agreements with such collaborators, including our agreements with Allergan and Santen;

•	Developments concerning proprietary rights including patents by us or our competitors;

•	Variations in our operating results;

•	Terrorist attacks;

•	Military actions; and

•	Litigation.

Extreme price and volume fluctuations occur in the stock market from time to time that can particularly affect the prices of biotechnology companies. These extreme fluctuations are sometimes unrelated to the actual performance of the affected companies.

If we continue to incur operating losses for a period longer than anticipated, or in an amount greater than anticipated, we may be unable to continue our operations.

We have experienced significant losses since inception. We incurred net losses of $32.3 million for the nine month period ended September 30, 2004, $31.4 million for the year ended December 31, 2003 and $24.7 million for the year ended December 31, 2002. As of September 30, 2004, our accumulated deficit was approximately $159.4 million. We expect to incur additional significant operating losses over the next several years and expect that cumulative losses may increase in the near-term due to expanded research and development efforts, preclinical studies, clinical trials and commercialization efforts. We expect that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. Such fluctuations will be affected by the following:

•	Timing of regulatory approvals and commercial sales of our product candidates and any co-promotion products;

•	The level of patient demand for our products and any licensed products;

•	Timing of payments to and from licensors and corporate partners;

•	Timing of investments in new technologies and commercial capability; and

•	Commercialization activities to support co-promotion efforts.

To achieve and sustain profitable operations, we must, alone or with others, develop successfully, obtain regulatory approval for, manufacture, introduce, market and sell our products. The time frame necessary to achieve market success is long and uncertain. We may not generate sufficient product revenues to become profitable or to sustain profitability. If the time required to achieve profitability is longer than we anticipate, we may not be able to continue our business.

If we fail to reach milestones or to make annual minimum payments or otherwise breach our obligations, UNC may terminate our agreements with them.

We hold licenses for INS365 for respiratory diseases and a P2Y12 receptor program for a cardiovascular indication. If we fail to meet performance milestones relating to the timing of regulatory filings or pay the minimum annual payments under our respective UNC licenses, UNC may terminate the applicable license. In addition, if UNC were to re-license some or all of the technologies currently covered by our licenses, competitors could develop products that compete with ours.

In addition, it may be necessary in the future for us to obtain additional licenses from UNC or other third parties to develop future commercial opportunities or to avoid infringement of third party patents. We do not know the terms on which such licenses may be available, if at all.

Reliance on a single party to manufacture and supply either finished product or the bulk active pharmaceutical ingredients for a product or product candidates could adversely affect us.

Under our agreements with Allergan, Allergan is responsible for the manufacture and supply of ElestatTM and Restasis®. We understand that in each case Allergan relies upon an arrangement with a single third party for the manufacture and supply of active pharmaceutical ingredients, or APIs, and then Allergan completes the manufacturing process to yield finished product. In the event such third party was unable to supply Allergan, or Allergan was unable to complete the manufacturing cycle, sales of the product could be adversely impacted, which would result in a reduction in any revenue from product co-promotion received under our agreements with Allergan.

In addition, we have relied upon supply agreements with third parties for the manufacture and supply of the bulk APIs for our product candidates for purposes of preclinical testing and clinical trials. We presently depend upon Yamasa Corporation as the sole manufacturer of our supply of APIs for our product candidates in clinical trials and intend to contract with Yamasa, as necessary, for commercial scale manufacturing of our products where we are responsible for such activities. In the case of diquafosol, Allergan will purchase commercial quantities of bulk APIs from Yamasa. Although we have identified alternate sources for these supplies, it would be time consuming and costly to qualify these sources. Under our current agreements, either Yamasa or we may terminate our supply arrangement, without cause, by giving 180 days prior notice. If Yamasa were to terminate our arrangement or fail to meet our supply needs we might be forced to delay our development programs and/or be unable to supply products to the market which could delay or reduce revenues and result in loss of market share.

If we are unable to contract with third parties for the synthesis of APIs required for preclinical testing, for the manufacture of drug products for clinical trials, or for the large-scale manufacture of any approved products, we may be unable to develop or commercialize our drug products.

We have no experience or capabilities to conduct the large-scale manufacture of any of our drug substance candidates and no capabilities to manufacture any pharmaceutical drug products. We do not currently expect to engage directly in the manufacturing of drug substance or drug products, but instead intend to contract with third parties to accomplish these tasks. With the exception of Santen, for which we are required to supply bulk APIs, all of our partners are responsible for making their own arrangements for the manufacture of drug products, including arranging for the manufacture of bulk APIs. Our dependence upon third parties for the manufacture of both drug substance and finished drug products that remain unpartnered may adversely affect our ability to develop and deliver such products on a timely and competitive basis. Similarly, our dependence on our partners to arrange for their own supplies of finished drug products may adversely affect our revenues. If we, or our partners, are unable to engage or retain third party manufacturers on commercially acceptable terms, our products may not be commercialized as planned. Our strategy of relying on third parties for manufacturing capabilities presents the following risks:

•	The manufacturing processes for most of our APIs have not been validated at the scale required for commercial sales;

•	Delays in scale-up to commercial quantities and any change at the site of manufacture could delay clinical trials, regulatory submissions and ultimately the commercialization of our products;

•	Manufacturers of our products are subject to the FDA’s cGMP regulations, and similar foreign standards that apply, and we do not necessarily have full control over compliance with these regulations by third party manufacturers;

•	If we need to change manufacturers, the FDA and comparable foreign regulators would require new testing and compliance inspections and the new manufacturers would have to be educated in the processes necessary for the production of our product candidates;

•	Without satisfactory long-term agreements with manufacturers, we will not be able to develop or commercialize our product candidates as planned or at all;

•	We may not have intellectual property rights, or may have to share intellectual property rights, to any improvements in the manufacturing processes or new manufacturing processes for our product candidates; and

•	If we are unable to engage or retain an acceptable third party manufacturer for any of our product candidates, we would either have to develop our own manufacturing capabilities or delay the development of such product candidate.

Our dependence on collaborative relationships may lead to delays in product development, lost revenues and disputes over rights to technology.

Our business strategy depends to some extent upon the formation of research collaborations, licensing and/or marketing arrangements. We currently have development collaborations with Santen and development and commercialization collaborations with Allergan. The termination of any collaboration may lead to delays in product development and disputes over technology rights and may reduce our ability to enter into collaborations with other potential partners. Allergan and Santen may immediately terminate their agreements with us if we breach the applicable agreement and fail to cure the breach within sixty (60) days of being notified of such breach. If we materially breach our co-promotion agreement with Allergan for ElestatTM, Allergan has the right to terminate the agreement upon ninety (90) days written notice if we fail to cure the breach within that ninety (90) day period. If we do not maintain the Allergan or Santen collaborations, or establish additional research and development collaborations or licensing arrangements, it will be difficult to develop and commercialize products using our technology. Any future collaborations or licensing arrangements may not be on terms favorable to us.

Our current or any future collaborations or licensing arrangements ultimately may not be successful. Under our current strategy, and for the foreseeable future, we do not expect to develop or market products on our own in all global markets. As a result, we will continue to depend on collaborators and contractors for the preclinical study and clinical development of therapeutic products and for manufacturing and marketing of products which result from our technology. Our agreements with collaborators typically allow them some discretion in electing whether to pursue such activities. If any collaborator were to breach or terminate its agreement with us or otherwise fail to conduct collaborative activities in a timely and successful manner, the preclinical or clinical development or commercialization of product candidates or research programs would be delayed or terminated. Any delay or termination in clinical development or commercialization would delay or eliminate potential product revenues relating to our research programs.

Disputes may arise in the future over the ownership of rights to any technology developed with collaborators. These and other possible disagreements between us and our collaborators could lead to delays in the collaborative development or commercialization of therapeutic or diagnostic products. Such disagreement could also result in litigation or require arbitration to resolve.

We may not be able to successfully compete with other biotechnology companies and established pharmaceutical companies.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Our competitors in the United States and elsewhere are numerous and include, among others, major multinational pharmaceutical and chemical companies, specialized biotechnology firms and universities and other research institutions. These competitors include Alcon, AstraZeneca, Aventis, Bristol-Myers Squibb, Boehringer Ingelheim, Chiron, Genentech, GlaxoSmithKline, The Medicines Company, MedPointe Pharmaceuticals, Millennium Pharmaceuticals, Novartis, Pfizer and Schering-Plough. Most of these competitors have greater financial and other resources than we or our collaborative partners, including larger research and development staffs and more experienced marketing and manufacturing organizations.

In addition, most of our competitors have greater experience than we do in conducting preclinical and clinical trials and obtaining FDA and other regulatory approvals. Accordingly, our competitors may succeed in obtaining FDA or other regulatory approvals for product candidates more rapidly than we do. Companies that complete clinical trials, obtain required regulatory approvals, and commence commercial sale of their drugs before we do may achieve a significant competitive advantage, including patent and FDA marketing exclusivity rights that would delay our ability to market products. Drugs resulting from our research and development efforts, or from our joint efforts with our collaborative partners, may not compete successfully with competitors’ existing products or products under development.

Acquisitions of competing companies and potential competitors by large pharmaceutical companies or others could enhance financial, marketing and other resources available to such competitors. Academic and government institutions have become increasingly aware of the commercial value of their research findings and are more likely to enter into exclusive licensing agreements with commercial enterprises to market commercial products. Many of our competitors have far greater resources than we do and may be better able to afford larger license fees and milestones attractive to those institutions. Our competitors may also develop technologies and drugs that are safer, more effective, or less costly than any we are developing or which would render our technology and future drugs obsolete and non-competitive. Current products marketed to treat cystic fibrosis include Pulmozyme® and TOBI®. Current treatments for cardiovascular disease include Plavix® an anti-platelet agent and Angiomax® a thrombin inhibitor. Primary treatments for dry eye disease currently involve over-the-counter artificial tear replacement drops, punctal plugs and Restasis®. Current treatments for allergic conjunctivitis include antihistamines such as Patanol®, Zaditor® and Optivar®, as well as mast cell stabilizers. In addition, alternative approaches to treating diseases which we have targeted, such as gene therapy, may make our product candidates obsolete.

We will rely substantially on third parties to market, distribute and sell our products and those third parties may not perform.

We have developed a commercialization organization to co-promote ElestatTM and Restasis®, but we are dependent on Allergan, or other experienced third parties, to perform or assist us in the marketing, distribution or sale of these products and our product candidates. In addition, we may not identify acceptable partners or enter into favorable agreements with them for our other product candidates. If third parties do not successfully carry out their contractual duties, meet expected sales goals, maximize the commercial potential of our products, we may be required to hire or expand our own staff and sales force. If Allergan, or other third parties do not perform, or assist us in performing, these functions, it could have an adverse effect on our operations.

We have had limited experience in sales, marketing or distribution of products.

We have established a sales force to market and distribute Elestat™, Restasis® and other potential products. Although the members of our sales force have had experience in sales with other companies, we have never had a sales force and may undergo difficulties maintaining the sales force. We have incurred substantial expenses in establishing the sales force, including substantial additional expenses for the training and management of personnel, and the infrastructure to enable the sales force to be effective. We expect to continue to incur substantial expenses in the future. The costs of maintaining our sales force may exceed our product revenues. We compete with many companies that currently have extensive and well-funded marketing and sales operations. Many of these competing companies have had substantially more experience in, and financial resources for sales, marketing and distribution. Our selling and marketing efforts may be unsuccessful.

Failure to hire and retain key personnel may hinder our product development programs and our business efforts.

We depend on the principal members of management and scientific staff, including Christy L. Shaffer, Ph.D., our Chief Executive Officer and a director, and Thomas R. Staab, II, our Chief Financial Officer. If these people leave us, we may have difficulty conducting our operations. We have not entered into agreements with any officers or any other members of our management and scientific staff that bind them to a specific period of employment. Our future success also will depend in part on our ability to attract, hire and retain additional personnel skilled or experienced in the pharmaceutical industry. There is intense competition for such qualified personnel. We may not be able to continue to attract and retain such personnel.

If our patent protection is inadequate, the development and any possible sales of our product candidates could suffer or competitors could force our products completely out of the market.

Our business and competitive position depends on our ability to continue to develop and protect our products and processes, proprietary methods and technology. Except for patent claims covering new chemical compounds, most of our patents are use patents containing claims covering methods of treating disorders and diseases by administering therapeutic chemical compounds. Use patents, while providing adequate protection for commercial efforts in the United States, may afford a lesser degree of protection in other countries due to their patent laws. Besides our use patents, we have patents and patent applications covering compositions (new chemical compounds), pharmaceutical formulations and processes for large-scale manufacturing. Many of the chemical compounds included in the claims of our use patents and process applications were known in the scientific community prior to our patent applications. None of our composition patents or patent applications cover these previously known chemical compounds, which are in the public domain. As a result, competitors may be able to commercialize products that use the same previously known chemical compounds used by us for the treatment of disorders and diseases not covered by our use patents. Such competitors’ activities may reduce our revenues.

If we must defend a patent suit, or if we choose to initiate a suit to have a third party patent declared invalid, we may need to make considerable expenditures of money and management time in litigation. We believe that there is significant litigation in the pharmaceutical and biotechnology industry regarding patent and other intellectual property rights. A patent does not provide the patent holder with freedom to operate in a way that infringes the patent rights of others. While we are not aware of any patent that we are infringing, nor have we been accused of infringement by any other party, other companies may have, or may acquire, patent rights which we might be accused of infringing. A judgment against us in a patent infringement action could cause us to pay monetary damages, require us to obtain licenses, or prevent us from manufacturing or marketing the affected products. In addition, we may need to initiate litigation to enforce our proprietary rights against others. Should we choose to do this, as with the above, we may need to make considerable expenditures of money and management time in litigation. Further, we may have to participate in interference proceedings in the United States Patent and Trademark Office, or USPTO, to determine the priority of invention of any of our technologies.

Our ability to develop sufficient patent rights in our pharmaceutical, biopharmaceutical and biotechnology products to support commercialization efforts is uncertain and involves complex legal and factual questions. For instance, the USPTO examiners may not allow our claims in examining our patent applications. If we have to appeal a decision to the USPTO’s Appeals Board for a final determination of patentability we could incur substantial legal fees.

Because we rely upon trade secrets and agreements to protect some of our intellectual property, there is a risk that unauthorized parties may obtain and use information that we regard as proprietary.

We rely upon the laws of trade secrets and non-disclosure agreements and other contractual arrangements to protect our proprietary compounds, methods, processes, formulations and other information for which we are not seeking patent protection. We have taken security measures to protect our proprietary technologies, processes, information systems and data, and we continue to explore ways to further enhance security. However, despite these efforts to protect our proprietary rights, unauthorized parties may obtain and use information that we regard as proprietary. Employees, academic collaborators and consultants with whom we have entered confidentiality and/or non-disclosure agreements may improperly disclose our proprietary information. In addition, competitors may, through a variety of proper means, independently develop substantially the equivalent of our proprietary information and technologies, gain access to our trade secrets, or properly design around any of our patented technologies.

If physicians and patients do not accept our product candidates, they will not be commercially successful.

Even if regulatory authorities approve our product candidates, those products may not be commercially successful. Acceptance of and demand for our products will depend largely on the following:

•	Acceptance by physicians and patients of our products as safe and effective therapies;

•	Reimbursement of drug and treatment costs by third party payors;

•	Marketing and sales activities of competitors;

•	Safety, effectiveness and pricing of alternative products; and

•	Prevalence and severity of side effects associated with our products.

In addition, to achieve broad market acceptance of our product candidates, in many cases we will need to develop, alone or with others, convenient methods for administering the products. We intend that diquafosol for the treatment of dry eye disease will be applied from a vial containing a single day’s dosage of non-preserved medication. Patients may prefer to purchase preserved medication for multiple doses. We have not yet established a plan to develop a multi-dose formulation. Although our partner, Santen, is developing a multi-dose formulation for use in their licensed territories, a multi-dose formulation has not been developed by our other partner, Allergan, for use in the remainder of the world. INS37217 Ophthalmic is administered through an intravitreal injection. It may be beneficial to patients to have a sustained delivery device. We have not yet established a plan for a sustained delivery device for certain indications such as for chronic use. Similar challenges exist in identifying and perfecting convenient methods of administration for our other product candidates.

If third party payors will not provide coverage or reimburse patients for any products we develop, our ability to derive revenues will suffer.

If government and health administration authorities, private health insurers and other third party payors do not provide adequate coverage and reimbursement levels for our products, the market acceptance of these products may be reduced. Reimbursement for newly approved health care products is uncertain. Third party payors, such as Medicare, are increasingly challenging the prices charged for medical products and services. Government and other third party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products. In the United States, a number of legislative and regulatory proposals aimed at changing the health care system have been proposed in recent years. In addition, an increasing emphasis on managed care in the United States has and will continue to increase pressure on pharmaceutical pricing. While we cannot predict whether legislative or regulatory proposals will be adopted or what effect those proposals or managed care efforts, including those relating to Medicare payments, may have on our business, the announcement and/or adoption of such proposals or efforts to do so could increase our costs and reduce or eliminate profit margins. Third party insurance coverage may not be available to patients for any products we discover or develop. In various foreign markets, pricing or profitability of medical products is subject to government control.

Our operations involve a risk of injury from hazardous materials, which could be very expensive to us.

Our research and development activities involve the controlled use of hazardous materials and chemicals. We cannot completely eliminate the risk of accidental contamination or injury from these materials. If such an accident were to occur, we could be held liable for any damages that result and any such liability could exceed our resources. In addition, we are subject to laws and regulations governing the use, storage, handling and disposal of these materials and waste products. The costs of compliance with these laws and regulations are substantial.

Our commercial insurance and umbrella policies include limited coverage designated for pollutant clean-up and removal and limited general liability coverage per occurrence and in the aggregate. The cost of these policies is significant and there can be no assurance that we will be able to maintain these policies or that coverage amounts will be sufficient to insure potential losses.

Use of our products may result in product liability claims for which we may not have adequate insurance coverage.

Clinical trials or manufacturing, marketing and sale of our potential products may expose us to liability claims from the use of those products. Although we carry clinical trial liability insurance and product liability insurance, we, or our collaborators, may not maintain sufficient insurance. If our insurance is insufficient, we do not have the financial resources to self-insure and it is unlikely that we will have these financial resources in the foreseeable future. If we are unable to protect against potential product liability claims adequately, we may find it difficult or impossible to continue to co-promote our products, or to commercialize the products we develop. If claims or losses exceed our liability insurance coverage, we may go out of business.

Future sales by stockholders into the public market may cause our stock price to decline.

Future sales of our common stock by current stockholders into the public market could cause the market price of our stock to fall. As of September 30, 2004, there were 38,958,349 shares of common stock outstanding. Of these outstanding shares of common stock, 18,975,000 shares were sold in public offerings and are freely tradable without restriction under the Securities Act, unless purchased by our affiliates. In addition, we have the ability to issue additional shares of common stock under an active shelf registration statement, which we filed with the Securities and Exchange Commission on April 16, 2004. Up to 7,178,571 shares of our common stock are issued or issuable upon exercise of stock options that have been, or may be, issued pursuant to our stock plan. The shares underlying existing, and possible future stock awards have been registered pursuant to a registration statement on Form S-8. The remaining shares of common stock outstanding are not registered under the Securities Act and may be resold in the public market only if registered or if there is an exemption from registration, such as Rule 144.

If some or all of such shares are sold into the public market over a short period of time, the value of all publicly traded shares is likely to decline, as the market may not be able to absorb those shares at then-current market prices. Such sales may make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that our management deems acceptable, or at all.

Further, we may issue additional shares:

•	To employees, directors and consultants;

•	In connection with corporate alliances;

•	In connection with acquisitions; and

•	To raise capital.

As of September 30, 2004, there were outstanding options, which were exercisable to purchase 2,254,036 shares of our common stock, and outstanding warrants, which were exercisable to purchase 285,092 shares of our common stock. This amount combined with the total common stock outstanding at September 30, 2004 is 41,497,477 shares of common stock. In addition, we issued 2,530,000 shares of common stock in our recent financing, which closed in November 2004.

As a result of these factors, a substantial number of shares of our common stock could be sold in the public market at any time.

Our rights agreement, the provisions of our Change in Control Agreements with management, the anti-takeover provisions in our amended and restated certificate of incorporation and bylaws, and our right to issue preferred stock, may discourage a third party from making a take-over offer that could be beneficial to us and our stockholders and may make it difficult for stockholders to replace the board of directors and effect a change in our management if they desire to do so.

In October 2002, we entered into a Rights Agreement with Computershare Trust Company. The Rights Agreement could discourage, delay or prevent a person or group from acquiring 15% or more of our common stock. The Rights Agreement provides that if a person acquires 15% or more of our common stock without the approval of our board of directors, all other stockholders will have the right to purchase securities from us at a price that is less than its fair market value, which would substantially reduce the value of our common stock owned by the acquiring person. As a result, our board of directors has significant discretion to approve or disapprove a person’s efforts to acquire 15% or more of our common stock.

Inspire and each of our executive officers have entered into a Change in Control Agreement. Each agreement provides for a payment to the executive officer that is equal to the highest salary and bonus, or in the case of our Chief Executive Officer, Dr. Christy Shaffer, two times (2x) such salary and bonus, and in the case of our Executive Vice President of Corporate Development and General Counsel, Barry G. Pea, one and one-half times (1½x) such salary and bonus, earned by the executive officer in the three years preceding a change in control. In addition, all unvested stock options, restricted shares and performance shares will become fully vested upon a change in control, and the exercise period shall be extended for five years, but not beyond the original term. Health, life, accident and disability insurance benefits will be provided for the term of the agreements, subject to reduction if similar benefits are provided by a subsequent employer. The executive officers may also receive gross up payments so they may pay the excise tax on the additional payments. Under the agreements, a change in control means the determination by the board that a change of control has occurred, or is about to occur.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions which could delay or prevent a third party from acquiring shares of our common stock or replacing members of our board of directors. Our amended and restated certificate of incorporation allows our board of directors to issue shares of preferred stock. The board can determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. As a result, our board of directors could make it difficult for a third party to acquire a majority of our outstanding voting stock. Since management is appointed by the board of directors, any inability to effect a change in the board may result in the entrenchment of management.

Our amended and restated certificate of incorporation also provides that the members of the board will be divided into three classes. Each year the terms of approximately one-third of the directors will expire. Our amended and restated bylaws do not permit our stockholders to call a special meeting of stockholders. Under the bylaws, only our Chief Executive Officer, President, Chairman of the Board, Vice-Chairman of the Board or a majority of the board of directors are able to call special meetings. The staggering of directors’ terms of office and the inability of stockholders to call a special meeting may make it difficult for stockholders to remove or replace the board of directors should they desire to do so. The bylaws also require that stockholders give advance notice to our Secretary of any nominations for director or other business to be brought by stockholders at any stockholders’ meeting. These provisions may delay or prevent changes of control or management, either by third parties or by stockholders seeking to change control or management.

We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Under these provisions, if anyone becomes an “interested stockholder,” we may not enter a “business combination” with that person for three years without special approval, which could discourage a third party from making a take-over offer and could delay or prevent a change of control. For purposes of Section 203, “interested stockholder” means, generally, someone owning 15% or more of our outstanding voting stock or an affiliate of ours that owned 15% or more of our outstanding voting stock during the past three years, subject to certain exceptions as described in Section 203.

USE OF PROCEEDS

Inspire will not receive any proceeds from the sale of shares which may be sold pursuant to this reoffer prospectus for the respective accounts of the selling security holders. All such proceeds, net of brokerage commissions, if any, will be received by the selling security holders. See “Selling Security Holders” and “Plan of Distribution.”

SELLING SECURITY HOLDERS

This reoffer prospectus relates to shares of common stock to be offered by the selling security holders pursuant to stock options under the plan. The inclusion in the table of the individuals named therein shall not be deemed to be an admission that any such individuals are “affiliates” of Inspire.

The following is a list, as of December 10, 2004, of the selling security holders, the number of shares beneficially owned by such selling security holder and the number of shares to be offered hereunder by each selling security holder.

Name	Number of Shares Owned (1)	Number of Shares to be Offered (2)	Number of Shares Owned After Offering (3)	Percentage of Shares Owned After Offering
Mary B. Bennett(4)	86,163	125,000	5,000	*
R. Kim Brazzell(5)	0	40,000	0	*
Richard M. Evans(6)	108,299	145,511	1,200	*
Kip A. Frey(7)	35,998	56,000	0	*
Donald J. Kellerman(8)	132,326	173,156	300	*
Richard S. Kent(9)	7,665	23,500	0	*
Kenneth B. Lee, Jr.(10)	29,513	41,333	127	*
LMM Family Limited Partnership(11)	42,878	63,714	0	*
Gregory J. Mossinghoff(12)	258,276	340,319	0	*
Barry G. Pea(13)	0	60,000	0	*
William R. Ringo, Jr.(14)	26,165	45,333	0	*
Joseph K. Schachle(15)	40,458	107,000	150	*
Christy L. Shaffer(16)	520,430	685,983	4,799	*
Thomas R. Staab, II(17)	23,944	77,300	0	*
W. Leigh Thompson(11)	42,878	63,714	0	*
Benjamin R. Yerxa(18)	175,032	222,296	0	*

*	Less than one percent.

(1)	Represents shares beneficially owned by the named individual, including shares that such person has the right to acquire within sixty days of December 10, 2004. Unless otherwise noted, all persons referred to above have sole voting and sole investment power.

(2)	Includes all shares of common stock underlying outstanding stock options granted to the named individuals as of December 10, 2004 under the Amended and Restated 1995 Stock Plan, as amended, whether or not vested or exercisable within sixty days of December 10, 2004. Also includes all shares issued to such named individuals upon the exercise of options granted under the plan. All of such shares are being registered hereunder.

(3)	Does not constitute a commitment to offer or sell any or all of the stated number of shares of common stock. The number of shares offered shall be determined from time to time by each selling security holder at his or her sole discretion.

(4)	Ms. Bennett joined us in February 2001 as our Vice President, Communications and currently our Executive Vice President, Operations and Communications. Beneficial ownership includes 5,000 shares of common stock and 81,163 shares of common stock underlying stock options granted to Ms. Bennett which will have vested within sixty days after December 10, 2004. The number of shares owned does not include 43,837 shares of common stock underlying stock options granted to Ms. Bennett which will not have vested within sixty days after December 10, 2004.

(5)	Dr. Brazzell joined us in August 2004 as our Senior Vice President, Ophthalmic Research and Development. The number of shares owned does not include 40,000 shares of common stock underlying stock options granted to Dr. Brazzell that will not have vested within sixty days after December 10, 2004.

(6)	Dr. Evans has served as our Vice President, Pharmaceutical Development since June 2000. Beneficial ownership includes 58,338 shares of common stock and 49,961 shares of common stock underlying stock options granted to Dr. Evans which will have vested within sixty days after December 10, 2004. The number of shares owned does not include 38,412 shares of common stock underlying stock options granted to Dr. Evans which will not have vested within sixty days after December 10, 2004.

(7)	Mr. Frey has served as a director since June 2002. Beneficial ownership includes 35,998 shares of common stock underlying stock options that will have vested within sixty days after December 10, 2004. The number of shares owned does not include 20,002 shares of common stock underlying stock options granted to Mr. Frey which will not have vested within sixty days after December 10, 2004.

(8)	Dr. Kellerman has served as our Senior Vice President, Development since May 2000. Beneficial ownership includes 300 shares of common stock held by Dr. Kellerman’s spouse and 132,026 shares of common stock underlying stock options granted to Dr. Kellerman which will have vested within sixty days after December 10, 2004. The number of shares owned does not include 41,130 shares of common stock underlying stock options granted to Dr. Kellerman which will not have vested within sixty days after December 10, 2004.

(9)	Dr. Kent has served as a director since June 2004. Beneficial ownership includes 7,665 shares of common stock underlying stock options granted to Dr. Kent that will have vested within sixty days after December 10, 2004. The number of shares owned does not include 15,835 shares of common stock underlying stock options granted to Dr. Kent that will not have vested within sixty days after December 10, 2004.

(10)	Mr. Lee has served as a director since September 2003. Beneficial ownership includes 127 shares of common stock and 29,386 shares of common stock underlying stock options granted to Mr. Lee which will have vested within sixty days after December 10, 2004. The number of shares owned does not include 11,947 shares of common stock underlying stock options granted to Mr. Lee which will not have vested within sixty days after December 10, 2004.

(11)	Beneficial ownership includes 42,878 shares of common stock underlying stock options that will have vested within sixty days after December 10, 2004. These options were granted to Dr. Thompson and subsequently transferred to the LMM Family Limited Partnership for which Dr. Thompson serves as a general partner. Dr. Thompson has served as a director since April 1996 and our Chairman since June 2002. The number of shares owned does not include 20,836 shares of common stock underlying stock options granted to Dr. Thompson and subsequently transferred to the LMM Family Limited Partnership for which Dr. Thompson serves as a general partner, which will not have vested within sixty days after December 10, 2004.

(12)	Mr. Mossinghoff has submitted his resignation as our President but will remain in his position until June 2005. Beneficial ownership includes 36,427 shares of common stock and 221,849 shares of common stock underlying stock options granted to Mr. Mossinghoff which will have vested within sixty days after December 10, 2004. The number of shares owned does not include 82,043 shares of common stock underlying stock options granted to Mr. Mossinghoff which will not have vested within sixty days after December 10, 2004.

(13)	Mr. Pea joined us in October 2004 as our Executive Vice President of Corporate Development and General Counsel. The number of shares owned does not include 60,000 shares of common stock underlying stock options granted to Mr. Pea that will not have vested within sixty days after December 10, 2004.

(14)	Mr. Ringo has served as a director since June 2003. Beneficial ownership includes 26,165 shares of common stock underlying stock options granted to Mr. Ringo which will have vested within sixty days after December 10, 2004. The number of shares owned does not include 19,168 shares of common stock underlying stock options granted to Mr. Ringo which will not have vested within sixty days after December 10, 2004.

(15)

Mr. Schachle has served as Vice President, Marketing and Sales since January 2003 and was subsequently promoted to Senior Vice President, Marketing and Sales in January 2004. Prior to that, he served as Vice President,

Marketing and Sales from April 2001 to April 2002. Beneficial ownership includes 150 shares of common stock and 40,308 shares of common stock underlying stock options granted to Mr. Schachle which will have vested within sixty days after December 10, 2004. The number of shares owned does not include 66,692 shares of common stock underlying stock options granted to Mr. Schachle which will not have vested within sixty days after December 10, 2004.

(16)	Dr. Shaffer has served as Chief Executive Officer and as a director since January 1999. Includes 101,499 shares of common stock held by Dr. Shaffer, 800 shares of common stock held by her children and 418,131 shares of common stock underlying stock options granted to Dr. Shaffer which will have vested within sixty days after December 10, 2004. The number of shares owned does not include 171,152 shares of common stock underlying stock options granted to Dr. Shaffer which will not have vested within sixty days after December 10, 2004.

(17)	Mr. Staab has served as Chief Financial Officer and Treasurer since May 2003. Beneficial ownership includes 23,944 shares of common stock underlying stock options granted to Mr. Staab which will have vested within sixty days after December 10, 2004. The number of shares owned does not include 53,356 shares of common stock underlying stock options granted to Mr. Staab which will not have vested within sixty days after December 10, 2004.

(18)	Dr. Yerxa has served as our Senior Vice President, Discovery since May 2003 and previously served as our Vice President, Discovery from February 2000 until his promotion. Includes 28,125 shares of common stock and 146,907 shares of common stock underlying stock options granted to Dr. Yerxa which will have vested within sixty days after December 10, 2004. The number of shares owned does not include 47,264 shares of common stock underlying stock options granted to Dr. Yerxa which will not have vested within sixty days after December 10, 2004.

PLAN OF DISTRIBUTION

Shares offered hereby may be sold from time to time directly by or on behalf of the selling security holders in one or more transactions on the Nasdaq National Market or on any stock exchange on which the common stock may be listed at the time of sale, in privately negotiated transactions, or through a combination of such methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at fixed prices (which may be changed) or at negotiated prices. The selling security holders may sell shares through one or more agents, brokers or dealers or directly to purchasers. Such brokers or dealers may receive compensation in the form of commissions, discounts or concessions from the selling security holders and/or purchasers of the shares or both (which compensation as to a particular broker or dealer may be in excess of customary commissions).

In connection with such sales, the selling security holders and any participating broker or dealer may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions they receive and the proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act.

In order to comply with certain state securities laws, if applicable, the shares may be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the shares may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from regulation or qualification is available and is complied with. Sales of shares must also be made by the selling security holders in compliance with all other applicable state securities laws and regulations.

In addition to any shares sold hereunder, selling security holders may, at the same time, sell any shares of common stock owned by them in compliance with all of the requirements of Rule 144, regardless of whether such shares are covered by this reoffer prospectus. There can be no assurance that any of the selling security holders will sell any or all of the shares offered by them hereby.

Inspire will pay all expenses of the registration of the shares. Inspire has notified certain selling security holders of the need to deliver a copy of this reoffer prospectus in connection with any sale of the shares.

LEGAL MATTERS

The validity of the shares being offered hereby has been passed upon for Inspire by Reed Smith LLP.

EXPERTS

The financial statements incorporated in this Reoffer Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-8 under the Securities Act with respect to the shares of common stock offered hereby. This reoffer prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto. You can find additional information regarding us and the common stock in the registration statement and the exhibits. Statements contained in this reoffer prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance where a copy of such contract or other document has been filed as an exhibit to the registration statement, reference is made to the copy so filed, each such statement being qualified in all respects by such reference.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, file reports and other information with the Commission. The registration statement, including exhibits, and the reports and other information filed by us can be inspected without charge at the public reference facilities maintained by the Commission at the Commission’s principal office at 450 Fifth Street, N.W., Room 1024, Washington, D.C., 20549. Copies of such material can be obtained from such offices at fees prescribed by the Commission. The public may obtain information on the operation of the Public Reference room by calling the Commission at 1-800-SEC-0330. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of this site is http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents, which have been filed by us with the Commission pursuant to the Securities Exchange Act of 1934, as amended, are incorporated by reference in this registration statement as of their respective dates:

(a)	The Annual Report on Form 10-K for the year ended December 31, 2003;

(b)	All other reports filed pursuant to Section 13 or 15(d) of the Exchange Act since December 31, 2003;

(c)	The Form 8-A/A filed on July 26, 2000 pursuant to Section 12(g) of the Exchange Act; and

(d)	The description of our common stock contained in the Registrant’s final prospectus filed on August 3, 2000 pursuant to Rule 424(b) of the Securities Act.

All documents filed by us pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering shall be deemed to be incorporated by reference into this registration statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this reoffer prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

We will provide without charge to any person including our beneficial owner, to whom this reoffer prospectus is delivered, upon written or oral request of such person, a copy of each document incorporated by reference in the registration statement (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into this reoffer prospectus). Requests should be directed to Barry G. Pea, Executive Vice President of Corporate Development and General Counsel, 4222 Emperor Boulevard, Suite 200, Durham, North Carolina 27703-8466. Our telephone number is (919) 941-9777 and our World Wide Web site is located at www.inspirepharm.com. Information on the Web site is not incorporated by reference into this reoffer prospectus.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 8.	EXHIBITS

Exhibit No.	Description of Exhibit

4.1	Amended and Restated 1995 Stock Plan, as amended (incorporated by reference to Exhibit 10.1 to the Company’s quarterly report on Form 10-Q filed on August 9, 2004).

5.1	Opinion of Reed Smith LLP

23.1	Consent of PricewaterhouseCoopers LLP, independent accountants.

23.2	Consent of Reed Smith LLP (included in Exhibit 5.1).

II-1

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Durham, North Carolina on this 18th day of January, 2005.

Inspire Pharmaceuticals,Inc.

By:	/s/ CHRISTY L. SHAFFER
Christy L. Shaffer
Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date

/s/ CHRISTY L. SHAFFER Christy L. Shaffer	Chief Executive Officer (principal executive officer) and Director	January 18, 2005

/s/ THOMAS R. STAAB, II Thomas R. Staab, II	Chief Financial Officer (principal financial officer and principal accounting officer)	January 18, 2005

/s/ W. LEIGH THOMPSON** W. Leigh Thompson	Chairman of the Board	January 18, 2005

/s/ KIP A. FREY** Kip A. Frey	Director	January 18, 2005

/s/ KENNETH B. LEE, JR.** Kenneth B. Lee, Jr.	Director	January 18, 2005

/s/ WILLIAM R. RINGO, JR.** William R. Ringo, Jr.	Director	January 18, 2005

**	By her signature set forth below, the undersigned, pursuant to duly authorized powers of attorney filed with the Securities and Exchange Commission, has signed this Post-Effective Amendment No. 3 to the registration statement on Form S-8 on behalf of the persons indicated.

By:	/s/ CHRISTY L. SHAFFER
Christy L. Shaffer, Attorney-In-Fact

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

4.1	Amended and Restated 1995 Stock Plan, as amended (incorporated by reference to Exhibit 10.1 to the Company’s quarterly report on Form 10-Q filed on August 9, 2004).

5.1	Opinion of Reed Smith LLP

23.1	Consent of PricewaterhouseCoopers LLP, independent accountants.

23.2	Consent of Reed Smith LLP (included in Exhibit 5.1).